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DD 3/17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 13 2015
WASHINGTON D.C.
194

SEC FILE NUMBER
8- 27970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATE U.S., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Plaza 23rd Floor, Suite 2301
(No. and Street)

New York (City) New York (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. O'Reilly 516-287-0946
(Area Code — Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

278 Route 34 (Address) Matawan (City) New Jersey (State) 07747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD

OATH OR AFFIRMATION

I, James F. O'Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATE US LLC, as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title President

Notary Public

2-24-15

MICHAEL JOHN DILEO
Notary Public - State of New York
NO. 01DI6237803
Qualified in Nassau County
My Commission Expires March 28, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

alter Daszkowski, CPA, PFS
chele Tompkins, CPA
ark Weg, CPA, PFS
n Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Pappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of GATE Technologies Limited)

We have audited the accompanying financial statements of GATE U.S., LLC (a New York Limited Liability Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GATE U.S., LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GATE U.S., LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of GATE U.S., LLC's financial statements. The supplemental information is the responsibility of GATE U.S., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects in relation to the financial statements taken as a whole.

Daszkowski, Tompkins, Weg and Carbonella, CPA, P.C.
Matawan, NJ
February 14, 2015

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets	
Cash	$ 20,327
Prepaid expenses and other assets	9,921
	$ 30,248
Liabilities and Member's Equity	
Accounts payable, accrued expenses, and other liabilities	$ 6,917
Member's equity	23,331
	$ 30,248

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue		
Commissions	$	97,000
Expenses		
Employee compensation and benefits		25,815
Commissions paid to other broker-dealers		82,372
Regulatory fees and expenses		12,216
Occupancy		18,162
Professional fees		39,600
Other expenses		13,338
Total expenses		191,503
Net loss	$	(94,503)

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Capital	Accumulated Deficit	Member's Equity
Balances, January 1, 2014	$ 666,197	$ (642,393)	$ 23,804
Member's contributions	94,030		94,030
Net Loss		(94,503)	(94,503)
Balances, December 31, 2014	$ 760,227	$ (736,896)	$ 23,331

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Cash flows from operating activities		
Net loss		$ (94,503)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets:		
Prepaid expenses and other assets	$ (237)	
Increase (decrease) in operating liabilities:		
Other liabilities	37	
Total adjustments		(200)
Net cash used in operating activities		(94,703)
Cash flows from financing activities		
Member contribution	94,030	
Net cash provided by financing activities		94,030
Increase in cash		(673)
Cash, beginning of year		21,000
Cash, end of year		$ 20,327

The accompanying notes are an integral part of these financial statements.

Note A – Organization and Nature of Operations of Business

GATE U.S., LLC. (the "Company") is a broker-dealer organized in the State of New York on February 3, 2009, and it is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a introducing agent specializing in private placements of securities. The Company is a wholly-owned subsidiary of GATE Technologies Limited (the "Parent").

The Company does not hold funds or securities for customers and does not carry accounts for customers.

The Company has not generated enough revenues to maintain its operations and thus is dependent on the Member to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Member has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

Note B - Significant Accounting Policies

1) **Basis of presentation:**

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

2) **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

3) **Government and other regulation:**

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note B - Significant Accounting Policies (Continued)

4) **Cash and cash equivalents:**

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts

5) **Revenue recognition:**

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned.

6) **Income taxes:**

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

7) **Operating Leases:**

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840-20.

Note C - Lease Commitments

The Company has one operating lease with the following terms and conditions:

The lease is on a month-to-month basis that increases throughout the term and can be terminated without any financial penalty with a thirty day notice. The current monthly rent is $1,595.57 and the total rent paid for 2014 was $18,162.

Note D – Net Capital Rule

The Company as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1of the Securities Exchange Act of 1934, which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2014, the Company had net capital of $14,120 which was $9,120 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2014, the ratio of Aggregate Indebtedness" to "Net Capital" was 1 to 1.94.

Note E – Members Capital

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and the member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement.

Note F – Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Note G – Subsequent Events

The Company has evaluated subsequent events through February 14, 2015 the date the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF GATE Technologies Limited)

Supplementary Information

SCHEDULE I
GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Net Capital	
Member's equity	$ 23,331
Deductions and/or charges	
Non-allowable assets	
Other assets	9,921
Net Capital	$ 13,410
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 6,917
Total aggregate indebtedness	$ 6,917
Computation of basic net capital requirement	
Minimum net capital required:	
6-2/3% of aggregate indebtedness	
or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 8,410
Excess net capital at 1,500 percent	$ 8,410
Percentage of aggregate indebtedness to net capital	51.58%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	0%
Ratio: Aggregate indebtedness to net capital	1 to 1.94

There are no material differences between computations of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filings for December 31, 2014

SCHEDULE II
GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2014, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

lter Daszkowski, CPA, PFS
chele Tompkins, CPA
rk Weg, CPA, PFS
n Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

INDEPENDENT AUDITOR'S REGARDING RULE 15C3-3 EXEMPTION REPORT

To the Members'
GATE U.S., LLC

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) GATE U.S., LLC identified the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and (2) GATE U.S., LLC stated that GATE U.S., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GATE U.S., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GATE U.S., LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 14, 2015

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701 • Tel. (732) 842-5664 • Fax (732) 842-5002

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
RULE 15c3-3 EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2014

In accordance with FINRA membership agreement applicable to GATE U.S., LLC (the "Company"), it, is designated to operate under the exemption provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash of securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so, throughout the year ended December 31, 2014, without exception.

S. O'Reilly
____
Signature

President.
____
Title

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
DECEMBER 31, 2014
Report of Independent Registered Public Accounting Firm

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies Limited)
FINANCIAL STATEMENTS AND
SUPPLENENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2014

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